25002799

UNITED STATES
URITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing

MAR 0 5 2025

Washington, DC

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66625

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Banco do Brasil Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

701 BRICKELL AVE, SUITE 2610
(No. and Street)

Miami	FL	33131
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Diogo Silva Rosostolato	+1 407-608-1762	rosostolato@bb.com.br
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Forvis Mazars, LLP
(Name – if individual, state last, first, and middle name)

135 West 50th Street	New York	NY	10020
	(City)	(State)	(Zip Code)

10/16/2003	686
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, Diogo Silva Rosostolato, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Banco do Brasil Securities, LLC, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

LORI ALESSI
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01AL6425911
Qualified in Queens County
Commission Expires November 29, 2025

Signature: [signature]
Diogo Silva Rosostolato (Feb 24, 2025 16:31 EST)

Title:
CEO

Lori Alessi
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

BANCO DO BRASIL SECURITIES LLC
(A Wholly Owned Subsidiary of Banco do Brasil S.A.)

Table of Contents

These financial statements and supplemental schedules should be deemed confidential pursuant to subparagraph (e) (3) under SEC Rule 17a-5

Forvis Mazars, LLP
135 West 50th Street
New York, NY 10020-1299
P 212.812.7000 | F 212.375.6888
forvismazars.us

Report of Independent Registered Public Accounting Firm

Member
Banco Do Brasil Securities LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Banco Do Brasil Securities LLC (the "Company") as of December 31, 2024, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedule I through III ("supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 CFR §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2024

Forvis Mazars, LLP

New York, New York
February 21, 2025

BANCO DO BRASIL SECURITIES LLC
(A Wholly Owned Subsidiary of Banco do Brasil, S.A.)

Statement of Financial Condition

December 31, 2024

Assets

Cash and cash equivalents	$	859,262
Securities owned, at clearing broker, at fair value		41,134,615
Receivable from broker-dealers and clearing organizations		2,006,639
Time deposits held with affiliate		31,545,308
Fixed assets, net		110,577
Other assets		1,011,551
Lease asset - right of use		634,609
Total assets	$	77,302,561

Liabilities and Member's Equity

Liabilities:		
Accrued expenses and other liabilities	$	1,064,720
Lease liability		738,972
Total liabilities		1,803,692
Member's equity		75,498,869
Total liabilities and member's equity	$	77,302,561

See accompanying notes to financial statements.

BANCO DO BRASIL SECURITIES LLC
(A Wholly Owned Subsidiary of Banco do Brasil, S.A.)

Statement of Operations

Year ended December 31, 2024

Revenue:		
Commissions	$	7,452,223
Trading revenue, net		3,109,631
Mutual fund fees		1,959,280
Service fees		743,045
Interest and other income		395,275
Total revenue		13,659,454
Expenses:		
Employee compensation and benefits	$	7,857,638
Occupancy, equipment and communication		2,674,266
Brokerage expenses		970,384
Regulatory and professional fees		479,487
Travel expense, meals and entertainment		125,249
Other		88,323
Total expenses		12,195,347
Net income	$	1,464,107

See accompanying notes to financial statements.

BANCO DO BRASIL SECURITIES LLC
(A Wholly Owned Subsidiary of Banco do Brasil, S.A.)

Statement of Changes in Member's Equity

Year ended December 31, 2024

Balance at December 31, 2023	$	76,016,848
Distributions		(1,982,086)
Net Income		1,464,107
Balance at December 31, 2024	$	75,498,869

See accompanying notes to financial statements.

BANCO DO BRASIL SECURITIES LLC
(A Wholly Owned Subsidiary of Banco do Brasil, S.A.)

Statement of Cash Flows

Year ended December 31, 2024

Cash flows from operating activities:		
Net income	$	1,464,107
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization expense		31,384
Amortization of right of use asset		189,051
(Increase) decrease in operating assets:		
Securities owned, at clearing broker, at fair value		32,494,649
Receivables from broker-dealers and clearing organizations		29,705
Time deposits held with affiliate		(31,545,308)
Other assets		22,894
(Decrease) increase in operating liabilities:		
Accrued expenses and other liabilities		(473,454)
Repayment of lease liability		(202,241)
Net cash provided by operating activities		**2,010,787**
(Increase) decrease in cash from financing activities:		
Distributions		(1,982,086)
Net cash used in financing activities		**(1,982,086)**
Net increase in cash and cash equivalents		**28,701**
Cash and cash equivalents:		
Beginning of year		830,561
End of year	$	859,262

See accompanying notes to financial statements.

(1) Organization and Business

Banco do Brasil Securities LLC (the "Company"), a New York Limited Liability Company, is a wholly owned subsidiary of Banco do Brasil S.A. (the "Parent"), a banking corporation incorporated under the laws of the Federative Republic of Brazil, which operates in offices located in New York, NY and Miami, Florida.

The Company is registered with the U.S. Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA) as an introducing broker-dealer. The principal business of the Company is to act as a broker-dealer in the execution of Brazilian securities transactions with U.S. investors and, at the same time, act as an agent for the Parent's Brazilian customer base investing in the U.S. capital markets.

The Company clears all transactions with and for customers on a fully disclosed basis through a clearing firm. The Company does not accept customer funds and securities as customers transmit all such transactions to the clearing broker. The clearing broker carries all accounts for customers. The Company operates under the provisions of paragraph (k)(2)(ii) of the Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that rule.

The Company became a registered investment adviser with the SEC and the state of Florida effective September 6, 2022.

(2) Summary of Significant Accounting Policies

The financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP) and reflect the following significant accounting policies:

(a) Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

(b) Receivable from broker-dealers and clearing organizations

As of December 31, 2024, amounts receivable from the clearing broker of $2,006,639 consist of deposits and amounts due from the clearing broker, net of any payable for fees, commissions and errors. As of December 31, 2023, the receivable from clearing broker amounted to $2,036,344.

(c) Securities Owned and Securities on Deposit, at Fair Value

Proprietary securities transactions are recorded on a trade date basis. As of December 31, 2024, securities owned consisted of $41,134,615 with no securities on deposit. Net realized and unrealized gains or losses on securities owned and securities on deposit are reflected within trading revenue, net, in the statement of operations. Treasury bills are carried at fair value, based on dealer quotes. As of December 31, 2023, securities owned consisted of $73,629,264 with no securities on deposit.

(2) Summary of Significant Accounting Policies (continued)

(d) Income Taxes

Provisions for U.S. federal, state, and local income taxes have not been made in the financial statements since the Company is a single member LLC, and the operations are treated as a part of the U.S. branch operations of the Parent. Certain transactions may result in foreign tax withholding that may result in a foreign tax credit to be utilized against foreign source income or appear as a tax expense. The determination is made based on the facts of each transaction.

The Company's tax returns are subject to examination by federal, state and foreign taxing authorities. Because many types of transactions are susceptible to varying interpretations under federal, state and foreign income tax laws and regulations, the revenue or expenses reported in the accompanying financial statements may be subject to change at a later date upon final determination by the respective taxing authorities.

US GAAP requires management to evaluate tax positions taken by the Company and recognize a tax liability (or asset) if the Company has taken an uncertain position that more likely than not would not be sustainable upon examination by the Internal Revenue Service. Management has analyzed the tax positions taken by the Company, and has concluded that as of December 31, 2024, there are no uncertain positions taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. Management believes it is no longer subject to income tax examinations for the years prior to 2021.

(e) Revenue Recognition

The Company recognizes revenue in accordance with ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

The Company's principal revenue is derived from 1) commission revenue, 2) mutual fund fees, 3) trading revenue and 4) service fees. ASC Topic 606 guidance does not apply to revenue associated with financial instruments, interest income and expense, leasing and insurance contracts.

(2) Summary of Significant Accounting Policies (continued)

Because financial instruments are outside of the scope of the standard, its impact on the Company's current methodology for revenue recognition with regards to trading revenue has remained unchanged.

Commission fees: The Company engages in fixed income and equities securities sales activity, on behalf of its customers, and earns commission revenue. The Company recognizes revenue as of trade date as securities transactions occur. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument is identified, the pricing is agreed upon and the risk and rewards of ownership have been transferred to/from the customer.

Mutual fund fees: Mutual fund fees are paid to a broker-dealer for marketing or distributing mutual funds from the fund as compensation for distribution costs. The company recognizes revenue for its performance obligation over a period of time based on a percentage of the fund's daily net asset levels. Mutual fund fees are generally variable amounts as a percentage of net asset value and recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved.

Service fees: Service fees are recognized throughout the year as an administrative charge for the maintenance of customer accounts. The Company believes that the performance obligation is satisfied through the ongoing supervision of customer accounts.

(f) Use of Estimates

The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results may differ from those estimates.

(g) Foreign Currency Transactions

Assets and liabilities denominated in foreign currencies are translated in United States dollar amounts at the year-end exchange rates. Transactions denominated in foreign currencies, including purchases and sales of investments, and income and expenses, are translated into United States dollar amounts on the transaction date. Adjustments arising from foreign currency transactions are reflected in the statement of operations.

(h) Fixed Assets and Leasehold Improvements

Depreciation is provided on a straight-line basis using estimated useful lives of five years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease. Major expenditures for property and equipment which substantially increase their useful lives are capitalized; maintenance, repairs, and minor renewals are expensed as incurred.

(2) Summary of Significant Accounting Policies (continued)

(g) Leases

The Company is a lessee in a non-cancellable operating lease, for office space. The Company recognizes and measures its leases in accordance with ASC Topic 842, Leases ("ASC Topic 842"). The lease liability is initially and subsequently recognized based on the present value of its future lease payments. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of our leases are not readily determinable and accordingly, the Company used its incremental borrowing rate based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The Right of use ("ROU") asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term. The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes the lease cost associated with its short-term leases on a straight-line basis over the lease term.

(h) Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of proprietary trading, commission income, mutual fund retailing, and collecting administrative fees on its fully disclosed client accounts. The Company has identified its Chief Executive Officer as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 5), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or make profit distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of this segment are the same as those described in the summary of other significant accounting policies noted above.

(3) Related Party Transactions

Commission income of $398,416 during the year ended December 31, 2024, was generated through transactions with affiliated entities based on securities transactions. Commissions are recorded on a trade-date basis as securities transactions occur.

(3) Related Party Transactions (continued)

Service agreements are in place with the Banco do Brasil S.A. New York Branch (Branch) for the provision of information technology, communication and PC Support. The Branch allocated to the Company $57,614 during the year ended December 31, 2024 for such services which is included as part of occupancy, equipment and communication on the statement of operations.

Service agreements are in place with the BB USA Servicing Center (Servicing Center) for the provision of payroll, administration, occupancy, equipment, communication services, human resources, accounting, payments and information security services. The Company incurred $273,833 during the year ended December 31, 2024 for such services which is included as part of occupancy, equipment and communication on the statement of operations.

During the year ended December 31, 2024, the Company funded a total $31,250,000 in time deposits with Banco do Brasil S.A. Grand Cayman Branch. The deposits carry an interest rate of approximately 5% and have terms between 180 and 361 days. The Company earned approximately $295,000 in interest income during the year ended December 31, 2024 from these deposits, which are reported as part of Interest and other income in its Statement of Operations.

Since related party income represents a substantial portion of the Company's revenue, the Company's reported financial results may have differed substantially if the Company had operated on a stand-alone basis.

In addition, Cash and cash equivalents totaling $859,262 recorded on the statement of financial condition is with a related party and is not FDIC insured.

(4) Income Taxes

The Company is a single-member LLC and is included in the federal and state tax return of the Branch.

There is no tax sharing agreement between the Company and its Parent, no dividends have been paid by the Company to its Parent for tax reimbursements, and the Company has no present intention to enter into a tax sharing agreement or distribute dividends to its Parent for tax reimbursements. As a result, no U.S. or state tax has been allocated to the Company in its financial statements.

(5) Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, as defined, equal to the greater of $250,000 or 6-2/3% of aggregate indebtedness, as defined. At December 31, 2024, the Company had net capital of $13,785,277, which was $13,535,277 in excess of the amount required of $250,000.

(6) Financial Instruments with Off-Balance-Sheet Risk and Concentration of Credit Risk

In the normal course of business, securities transactions of customers of the Company are introduced and cleared through a correspondent clearing broker. Pursuant to an agreement between the Company and its clearing broker, the clearing broker has the right to charge the Company for unsecured losses that result in the event that a customer or counterparty is unable to fulfill its contractual obligations. The Company has a policy of reviewing the credit standing of each counterparty and customer with which it conducts business.

(7) Risk Management

Counterparties to the Company's activities are primarily financial institutions, including brokers and dealers, banks, Banco do Brasil affiliates, and institutional clients.

In the normal course of business, the Company's activities mainly include acting as an agent for the trade execution of fixed income and equity securities. These activities may expose the Company to risk arising from price volatility, which can reduce the client's ability to meet their obligations. To the extent clients are unable to meet their commitments to the Company, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the client's obligations.

The Company's customers' securities transactions are introduced on a fully disclosed basis to its clearing broker.

(8) Fair Value Measurements

Substantially all of the Company's assets and liabilities are considered financial instruments and are either already carried at fair value are short term in nature, bear interest at current market rates or are subject to frequent re-pricing. Therefore, their carrying amounts approximate their fair value.

The fair value of a financial instrument is defined as the amount that would be received to sell an asset or paid to transfer a liability, or the "exit price," in an orderly transaction between market participants at the measurement date.

The Company uses fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures. The Company's securities owned are recorded at fair value on a recurring basis.

The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (which are considered Level 1 measurements) and the lowest priority to unobservable inputs (which are considered Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

(8) Fair Value Measurements (continued)

Level 2 – Quoted prices for similar instruments in active markets, quoted prices in markets that are not active or financial instruments for which all significant inputs are observable, either directly or indirectly;

Level 3 – Valuation is generated from model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions would reflect the Company's estimates of assumptions that market participants would use in pricing the asset or liability. Such valuation techniques include the use of option pricing models, discounted cash flow models, and similar techniques.

The U.S. government securities with a fair value of $12,961,391 at December 31, 2024 were considered to have been valued using Level 1 measurement. The Brazilian bonds with a fair value of $28,173,224 and time deposits held with affiliate of $31,545,308 were considered to be valued using Level 2 measurement. The primary source for pricing is derived from dealer and broker quotes. There were no transfers of financial assets between Level 1 or Level 2 during the year ended December 31, 2024.

(9) Securities Owned and Receivable from Broker-Dealers and Clearing Organizations

Securities owned and receivable from broker-dealers and clearing organizations, consist of the following:

	December 31, 2023	December 31, 2024
Securities owned, at clearing broker, at fair value	$73,629,264	$41,134,615
Time deposits held with affiliate	0	31,545,308
Receivable from broker-dealers and clearing organizations	2,036,344	2,006,639
	$75,665,608	$74,686,562

(10) Lease Commitments

Effective March 29, 2018 the Company entered into a lease agreement for a new office space located in Suite 3150, One Biscayne Blvd., Miami, FL. The Company has one remaining obligation as a lessee for office space with initial noncancelable terms in excess of one year. The Company classifies this lease as an operating lease under ASC 842. The remaining lease agreement does not include a termination options for either party to the lease or restrictive financial or other covenants.

The components of lease cost for the year ended December 31, 2024 are as follows:

Operating lease cost for the year ended was $189,052 which is included in occupancy, equipment and communication.

(10) Lease Commitments (continued)

Amounts reported in the statement of financial condition for the above leases as of December 31, 2024 were as follows:

Operating leases:

Operating lease ROU assets $634,609

Operating lease liabilities $738,972

Remaining lease term: 3.75 years

Discount rate: 5%

Maturities of lease liabilities under noncancelable operating leases as of December 31, 2024 are as follows:

2025		208,308
2026		214,557
2027		220,994
2028		169,447
Total undiscounted lease payments		813,306
Less imputed interest		(74,334)
Total lease liabilities	$	738,972

(11) Commitments and Contingencies

The Company is subject to reviews and inspections by the SEC and FINRA. Additionally, from time to time the Company is also involved in various legal proceedings arising in the ordinary course of business. The Company does not believe that the outcome of any of these reviews, inspections, or other legal proceedings will have a material impact on the financial statements; however, litigation is subject to many uncertainties, and the outcome of individual litigated matters is not predictable with assurance.

(12) Subsequent Events

The Company has evaluated events and transactions occurring subsequent to December 31, 2024 as of February 21, 2025, which is the date the financial statements were available to be issued. Management believes that no other material events have occurred since December 31, 2024 that requires recognition or disclosure in the financial statements.

Schedule I

BANCO DO BRASIL SECURITIES LLC
(A Wholly Owned Subsidiary of Banco do Brasil, S.A.)

Computation of Net Capital Pursuant to Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2024

Net capital:		
Member's equity	$	75,498,869
Deductions and or charges:		
Nonallowable assets:		
Securities not readily marketable (including accrued interest receivable)		28,173,224
Cash deposits held at the affiliated branch		859,262
Fixed assets, net		110,577
Other assets		1,011,551
Time deposits held with affiliate		31,545,308
Unsecured debits		—
Net capital before haircuts		13,798,947
Haircuts on securities positions:		
Foreign Balance, at clearing broker		13,670
Net capital	$	13,785,277
Aggregate indebtedness	$	1,169,083
Net capital requirement (greater of 6-2/3% of aggregate indebtedness or $250,000)		250,000
Excess net capital	$	13,535,277
Ratio of aggregate indebtedness to net capital		.08 to 1

There are no material differences between the amounts presented above and the amounts reported in the Company's unaudited Form X-17 A-5 Part IIA FOCUS Report of December 31, 2024 filed on January 14, 2025

See accompanying report of independent registered public accounting firm.

BANCO DO BRASIL SECURITIES LLC

(A Wholly Owned Subsidiary of Banco do Brasil, S.A.)

Computation for Determination of Reserve Requirements for Broker-Dealers under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2024

The Company claims exemption from the provisions of 17 C.F.R. §240.15c3-3 under the Securities Act of 1934, in that the Company's activities are limited to those set forth in the conditions from exemption appearing in paragraph 17 C.F.R. §240.15c3-3(k)(2)(ii) of the Rule.

The Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to: (1) proprietary trading; (2) mutual fund retailing on a wire-order basis, (3) receiving administration fees for its fully disclosed accounts held at the clearing broker; and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

BANCO DO BRASIL SECURITIES LLC

(A Wholly Owned Subsidiary of Banco do Brasil, S.A.)

Information for Possession or Control Requirements under Rule 15c3-3

December 31, 2024

The Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(ii) of that rule.

The Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to: (1) proprietary trading; (2) mutual fund retailing on a wire-order basis, (3) receiving administration fees for its fully disclosed accounts held at the clearing broker; and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

See accompanying report of independent registered public accounting firm.

Forvis Mazars, LLP
135 West 50th Street
New York, NY 10020-1299
P 212.812.7000 | F 212.375.6888
forvismazars.us

forvis mazars

Report of Independent Registered Public Accounting Firm

Member
Banco Do Brasil Securities LLC

We have reviewed management's statements, included in the accompanying Exemption Report for Broker-Dealers under Rule 15c3-3 of the Securities and Exchange Commission, in which (1) Banco Do Brasil Securities LLC (the "Company") identified the following provisions of 17 CFR §15c3-3(k) under which the Company claimed an exemption from 17 CFR §240.15c3-3: Section (2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception.

The Company is also filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to (1) proprietary trading; (2) mutual fund retailing on a wire-order basis, (3) receiving administration fees for its fully disclosed accounts held at the clearing broker. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception The Company had no obligation under 17 C.F.R. § 240. 15c3-3 throughout the most recent fiscal year, and satisfied the above conditions, without exception.

The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the *Securities Exchange Act of 1934* and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Forvis Mazars, LLP

New York, New York
February 21, 2025

BANCO DO BRASIL SECURITIES
701 Brickell Ave.
Suite 2610
Miami, FL 33131
Member FINRA and SIPC

BANCO DO BRASIL SECURITIES LLC
(A Wholly Owned Subsidiary of Banco do Brasil, S.A.)

Exemption Report for Broker-Dealers under Rule 15c3-3
of the Securities and Exchange Commission

December 31, 2024

Banco Do Brasil Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company may file an Exemption Report because the Company had no obligations under 17 C.F.R. § 240.15c3-3; and

(2) The Company met the identified exemption provisions in 17 C.F.R.§ 240.15c3-3(k): (exemption provision pursuant to Paragraph (k)(2)(ii) throughout the most recent fiscal year without exception).

(3) The Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to: (1) proprietary trading; (2) mutual fund retailing on a wire-order basis, (3) receiving administration fees for its fully disclosed accounts held at the clearing broker; and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Banco Do Brasil Securities

I, Diogo Silva Rosostolato, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Diogo Silva Rosostolato (Feb 24, 2025 16:35 EST)

Title: CEO

February 21, 2025